

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2024

Wayne Tupuola
Chief Executive Officer
Laser Photonics Corporation
1101 North Keller Road, Suite G-2
Orlando, Florida 32810

> **Re: Laser Photonics Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on September 17, 2024**
> **File No. 001-41515**

Dear Wayne Tupuola:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1. We note your disclosure on page 3 that the approval of Proposal 1 requires the "affirmative consent of a majority of the shares of our Common Stock issued and outstanding" as of the Record Date. We also note your other disclosure on page 6 that the approval of Proposal 1 requires the "affirmative vote of the holders of a majority of the votes cast." Please revise to resolve this discrepancy. Further, we understand from your disclosure on page 3 that ICT Investments, LLC is the only stockholder that has approved Proposal 1, which "beneficially owns 8,438,695 shares of Common Stock constituting 61% of the issued and outstanding shares of Common Stock." However, we note your other disclosure in the table on page 6 that ICT beneficially owns 4,438,695 shares of Common Stock, constituting 32% of your voting power. Given that the required vote to approve Proposal 1 is a majority of the votes cast or outstanding shares of Common Stock, please tell us how this proposal was approved and why the company is not required to file a proxy statement on Schedule 14A. Please also revise to clearly disclose ICT Investments, LLC's total voting power.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 or Jay Ingram at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ernest Stern